FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: June 28, 2013

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	English Translation of the Announcement of the Resolutions Adopted at the 59th Ordinary General Meeting of Shareholders of Kyocera Corporation (“Rinjihoukokusho”)

English Translation of the Announcement of the Resolutions Adopted at the 59th Ordinary General Meeting of Shareholders of Kyocera Corporation (“Rinjihoukokusho”)

1.	Reason for Filing

To report certain resolutions adopted at the 59th Ordinary General Meeting of Shareholders of Kyocera Corporation (the “Company”), which was held on June 26, 2013, in accordance with Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and Sub-paragraph 9-2 of Paragraph 2 of Article 19 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2.	Matters to Be Reported

1) Date of the Meeting Held: June 26, 2013

2) Contents of the Matters to Be Resolved:

Proposal No.1	Appropriation of Surplus

1.	Matters Relating to Year-end Dividend

(1)	Matters relating to Appropriation to Shareholders of Assets Distributed as Dividend and Aggregate Amount thereof

60 yen per share of common stock of the Company

The aggregate amount thereof shall be 11,006,389,200 yen.

(2)	Effective Date of the Distribution of Surplus as Dividend:

June 27, 2013

2.	Matters Relating to Appropriation of General Reserve

(1)	Category of Surplus to Increase and the Amount thereof:

General Reserve	27,000,000,000 yen

(2)	Category of Surplus to Decrease and the Amount thereof:

Unappropriated Retained Earnings	27,000,000,000 yen

Proposal No.2	Partial Amendments to the Articles of Incorporation

A provision shall be added to the Articles of Incorporation so as for the Company to enter into a contract with any Outside Director, to limit his/her liability.

Proposal No.3	Election of Thirteen (13) Directors

Tetsuo Kuba, Tatsumi Maeda, Goro Yamaguchi, Katsumi Komaguchi, Yasuyuki Yamamoto, Ken Ishii, Yoshihito Ohta, Shoichi Aoki, John S. Gilbertson, John S. Rigby, Hiroshi Fure, Yoji Date and Tadashi Onodera shall be elected as Directors.

Proposal No.4	Election of Two (2) Audit & Supervisory Board Members

Kouji Mae and Yasunari Koyano shall be elected as Audit & Supervisory Board Members.

3) Number of the Votes Showing Intension to Vote FOR, AGAINST or ABSTAIN, Requirements for Adoption, and the Tabulation Results with respect to Matters to Be Resolved:

Matters Resolved	FOR	AGAINST	ABSTAIN	INVALID	Ratio of Votes FOR	Result
Proposal No. 1	1,287,417	69,669	862	18	93.83	Adopted
Proposal No. 2	1,341,398	15,691	872	6	97.76	Adopted
Proposal No. 3
Tetsuo Kuba	1,274,409	81,525	2,016	11	92.88	Adopted
Tatsumi Maeda	1,324,504	31,433	2,016	11	96.53	Adopted
Goro Yamaguchi	1,320,928	35,007	2,016	11	96.27	Adopted
Katsumi Komaguchi	1,325,922	30,017	2,016	11	96.63	Adopted
Yasuyuki Yamamoto	1,325,913	30,027	2,016	11	96.63	Adopted
Ken Ishii	1,349,319	6,621	2,016	11	98.34	Adopted
Yoshihito Ohta	1,325,939	30,000	2,016	11	96.63	Adopted
Shoichi Aoki	1,325,882	30,057	2,016	11	96.63	Adopted
John S. Gilbertson	1,325,861	30,078	2,016	11	96.63	Adopted
John S. Rigby	1,349,313	6,627	2,016	11	98.34	Adopted
Hiroshi Fure	1,349,523	6,416	2,016	11	98.35	Adopted
Yoji Date	1,349,605	6,335	2,016	11	98.36	Adopted
Tadashi Onodera	1,282,737	74,364	849	11	93.49	Adopted
Proposal No. 4
Kouji Mae	1,322,440	34,661	849	13	96.38	Adopted
Yasunari Koyano	1,356,461	644	849	13	98.86	Adopted

Notes:

1.	Requirements for adoption of resolutions are as follows:

•	The requirement for adoption of resolution relating to Proposal No. 1 is a majority of votes of the shareholders entitled to exercise voting rights who are present at the Meeting.

•

The requirement for adoption of resolutions relating to Proposal No. 2 is two-thirds or more of votes of shareholders entitled to exercise voting rights who are present at the Meeting, at which shareholders holding one-third or more of the voting rights of all shareholders entitled to exercise voting rights must be present.

•

The requirement for adoption of resolutions relating to Proposal Nos. 3 and 4 is a majority of votes of shareholders entitled to exercise voting rights who are present at the Meeting, at which shareholders holding one-third or more of the voting rights of all shareholders entitled to exercise voting rights must be present.

2.	“Ratio of Votes FOR” is expressed in percentage of a fraction, of which the denominator is the number of voting rights held by shareholders present or represented at the Meeting (i.e., the sum total of the number of voting rights exercised by shareholders by the day immediately preceding the Meeting date and the number of voting rights exercised at the Meeting by attending shareholders), and the numerator is the number of voting rights with confirmed votes “FOR” with respect to each Proposal.

4)	Reason for not Including Some Votes of Shareholders Present at the Meeting:

Because the said number of voting rights with confirmed votes “For”, out of the total number of voting rights exercised at the Meeting, was sufficient to satisfy the requirements for adoption of all Proposals.